Exhibit (a)(8)

WIDERTHAN LOGO

September 29, 2006

Dear WiderThan Shareholder:

We are pleased to report that WiderThan has entered into a Combination Agreement with RealNetworks that provides for the acquisition of WiderThan Common Shares and American Depositary Shares at a price of $17.05 per share in cash. Under the terms of the proposed transaction, RN International Holdings B.V., a wholly owned subsidiary of RealNetworks, has commenced a tender offer today for all of the outstanding shares of WiderThan Common Shares and American Depositary Shares at $17.05 per share in cash. The tender offer is conditioned upon, among other things, at least 67% of WiderThan’s outstanding shares on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws.

The WiderThan Board of Directors: (1) determined that the combination agreement and the transactions contemplated thereby, including the offer, are advisable, fair to and in the best interests of the company and its shareholders; (2) approved the combination agreement and the transactions contemplated thereby (including the stockholder tender and voting agreements); and (3) recommended that the company’s shareholders tender their WiderThan Common Shares and American Depositary Shares.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is RN International Holdings B.V.’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

The directors and management of WiderThan thank you for the support you have given WiderThan over the years.

Sincerely,

By:	/s/ Sang Jun Park
Sang Jun Park
Representative Director and Chief Executive Officer